October 5, 2011

BY EDGAR, FEDEX AND FACSIMILE
Brad Skinner
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Yukon-Nevada Gold Corp. (“Yukon-Nevada” or the “Corporation”)
Form 40- F for Fiscal Year Ended December 31, 2010
Filed April 14, 2011 (the “Original Filing”)
File No. 0-52699

Dear Mr. Skinner:

            On behalf of the Corporation, set forth herein are the Corporation’s responses to the comments contained in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 20, 2011 with respect to the Original Filing. Concurrently with the submission of this letter, the Corporation has filed an amendment to the Form 40-F with the Commission on EDGAR (the “Amendment”), which Amendment has been marked to show changes from the Original Filing.

            For your convenience, we have reprinted the Staff’s written comments below prior to the Corporation’s response.

Form 40-F for Fiscal Period Ended December 31, 2010

Exhibit 2- Audited Consolidated Financial Statements

Audit Report, page 1

COMMISSION COMMENT:

900 - 688 West Hastings Street, Vancouver, B.C. V6B 1P1 tel: (604) 688 9427 fax: (604) 688 9426 e-mail: yngc@yngc.ca

1.

We are unable to locate the audit report(s) for the fiscal periods ended December 31, 2009 and December 31, 2008. Please file an amended Form 40- F to include the audit report(s) once you have obtained permission from your prior auditors and a re-issuance of the applicable audit report(s).

YUKON-NEVADA’S RESPONSE:

An amended Form 40-F will be filed with the applicable reports included.

Engineering Comments

Table 10, page 45

COMMISSION COMMENT:

2.

We note you disclose reserves as of December 31, 2007, but also note you refer to your 2008 reserve estimate on page 31 which is not disclosed. In addition, your mine production during fiscal years 2009 and 2010 further diminishes your reserves based on the original 2007 reserve estimate. Based on our understanding of National Instrument 43-101, material facts, such as updated reserve estimates, need to be updated and incorporated into your annual filings. Please modify your filing and disclose your reserves as of your most recent fiscal year end.

YUKON-NEVADA’S RESPONSE:

Mineral reserve estimates for the Jerritt Canyon property were made as of December 31, 2007, as clearly indicated on page 41 of Annual Information Form incorporated as Exhibit 1 to our Form 40-F under the heading “Mineral Resource Statement” and in Table 6 on page 42 of the Annual Information Form incorporated as Exhibit 1 to our Form 40-F entitled “Jerritt Canyon Mineral Resources, Including Reserves - December 31, 2007”. These mineral reserve estimates as of December 31, 2007 were incorporated into a National Instrument 43-101-compliant report that was filed with the Canadian securities regulators and with the Securities and Exchange Commission in April, 2008. The reference on page 31 of the Form 40-F to “2008 reserves” is simply a reference to the filing date of the NI 43-101 report. All other references to the reserve data, including those noted above, make clear that the reserves are those identified as at December 31, 2007.

900 - 688 West Hastings Street, Vancouver, B.C. V6B 1P1 tel: (604) 688 9427 fax: (604) 688 9426 e-mail: yngc@yngc.ca

Mining and milling operations on the Jerritt Canyon property were either suspended or reduced for more than half of the 2008 fiscal year, with minimal activity on the property during that fiscal year. Operations were ceased in order to address infrastructure, environmental and safety concerns resulting from inadequate maintenance prior to our acquisition of the property, the increased costs associated with the infrastructure repairs and mine development, and the need for financing. The property continued to be shut down for the majority fiscal 2009, with no mining activity during all of fiscal 2009. Mining recommenced on the Jerritt Canyon property in late January, 2010 in one mine. This is disclosed under the heading “Three Year History” on pages 8-9 of the Annual Information Form incorporated as Exhibit 1 to our Form 40-F, under the heading “History” on page 25 of the Annual Information Form incorporated as Exhibit 1 to our Form 40-F, under the heading “Jerritt Canyon” on pages 2-3 of the Management’s Discussion and Analysis for the year ended December 31, 2010 incorporated as Exhibit 3 to our Form 40-F, under the heading “Selected Annual Financial Information” on pages 9-10 of the Management’s Discussion and Analysis for the year ended December 31, 2010 incorporated as Exhibit 3 to our Form 40-F, under the heading “Temporary shutdown costs” on pages 11 and 16 of the Management’s Discussion and Analysis for the year ended December 31, 2010 incorporated as Exhibit 3 to our Form 40-F, and in Note 9 to the Annual Financial Statements for the year ended December 31, 2010 incorporated as Exhibit 2 to our Form 40-F. The recommencement of mining activities in fiscal 2010, and the effect on our reserve estimates as a result of the shut down and resumption, is reflected in the new National Instrument 43-101-compliant report filed with the Canadian securities regulators and with the Securities and Exchange Commission in June, 2011. The updated reserve information was unavailable as at the end of our most recent fiscal year ended December 31, 2010 and at the time of filing of our Form 40-F for the 2010 fiscal year. The updated reserve information will be incorporated into future filings, as required.

Mining Operations, page 47

COMMISSION COMMENT:

3.

We note you disclose your metallurgical recovery information each month for 2010, but do provide detail regarding your production information. Please modify your filing and disclose your annual production separately from your custom milling/processing activities. This would include the tonnage and grade associated with your underground and surface mining activities, leach dump and stockpile placements. In addition please disclose your tonnage and grade as processed by your milling/leach operations along with your saleable gold and silver. Please indicate the tonnage and grades processed for Newmont separately, along with the salable products associated with these custom activities.

900 - 688 West Hastings Street, Vancouver, B.C. V6B 1P1 tel: (604) 688 9427 fax: (604) 688 9426 e-mail: yngc@yngc.ca

YUKON-NEVADA’S RESPONSE:

During fiscal 2010, the Corporation did not engage in any toll milling activities, but rather entered into an agreement for the purchase of ore from Newmont USA Limited. The ores purchased from Newmont were milled at the Jerritt Canyon facility, along with ores from our stockpiles and from underground mining. Under the agreement with Newmont, title to these ores is transferred to Queenstake Resources USA, Inc. (a subsidiary of the Corporation) on delivery, and therefore inclusion of the ores in our production has been deemed appropriate. The current agreement with Newmont differs from prior agreements with Newmont whereby ore was processed on behalf of Newmont for a fee. Under the prior agreements with Newmont, the Corporation did disclose the ores separately and did not include the amounts in our production.

Disclosure is included in the second bullet point under the heading “Annual Highlights” on page 1 of the Management’s Discussion and Analysis for the year ended December 31, 2010 incorporated as Exhibit 3 to our Form 40-F and under the heading “Jerritt Canyon” on page 4 of the Management’s Discussion and Analysis for the year ended December 31, 2010 incorporated as Exhibit 3 to our Form 40-F, and this disclosure includes information regarding the total tons and ounces purchased. We are unable to determine accurately the final salable product associated with the Newmont ores, due to the blending of the Newmont ores with other ores during the crushing process.

The Corporation respectfully requests that the above-noted disclosure within the MD&A be deemed adequate for the fiscal year ended December 31, 2010 and to amend future filings to disclose the additional information requested to the best of our ability.

Closing Comments

COMMISSION COMMENT:

            We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

YUKON-NEVADA’S RESPONSE:

            In connection with this response to the Staff’s comment letter, the Corporation acknowledges the following:

900 - 688 West Hastings Street, Vancouver, B.C. V6B 1P1 tel: (604) 688 9427 fax: (604) 688 9426 e-mail: yngc@yngc.ca

  The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Corporation may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

*       *       *

            Thank you for your assistance in this matter. If you have any questions about this letter, please do not hesitate to contact Shaun Heinrichs, Chief Financial Officer at 604-688-9427.

Sincerely, Shaun Heinrichs Chief Financial Officer

900 - 688 West Hastings Street, Vancouver, B.C. V6B 1P1 tel: (604) 688 9427 fax: (604) 688 9426 e-mail: yngc@yngc.ca